UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

RCM Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

749360400
(CUSIP Number)

Bradley Vizi
1247 Stoner Avenue, #207
Los Angeles, California 90025
(330) 519-1158

With copies to:

Steven Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON IRS Partners No. 19, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,178,332*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,178,332*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,332*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON PN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON The Leonetti/O’Connell Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 266,074*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 266,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON CO

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON M2O, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,178,332*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,178,332*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,332*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON CO, HC

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON The Michael F. O’Connell and Margo L. O’Connell Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,178,332*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,178,332*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,332*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON OO, HC

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Michael O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,467,406*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,467,406*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Legion Partners Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,467,406*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14	TYPE OF REPORTING PERSON IA

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Bradley Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 1,467,406*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Christopher Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,000
	10	SHARED DISPOSITIVE POWER 1,467,406*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%*
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Roger Ballou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	IRS Partners No. 19, L.P., a Delaware limited partnership (“IRS 19”);

(ii)	The Leonetti/O’Connell Family Foundation, a Delaware non-profit corporation (the “Foundation”);

(iii)	M2O, Inc., a Delaware corporation (“M2O”);

(iv)	The Michael F. O’Connell and Margo L. O’Connell Revocable Trust (the “Trust”);

(v)	Michael O’Connell, an individual (“Mr. O’Connell” collectively with IRS 19, the Foundation, M2O and the Trust, the “O’Connell Entities”);

(vi)	Legion Partners Asset Management LLC, a Delaware limited liability company (“Legion Partners”);

(vii)	Christopher S. Kiper, an individual (“Mr. Kiper”);

(viii)	Bradley Vizi (“Mr. Vizi”), an individual and a nominee for election to the Board of Directors of the Company (the “Board”); and

(ix)	Roger Ballou, an individual and a nominee for election to the Board (“Mr. Ballou”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

M2O is the general partner of IRS 19.  Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of M20 and the Foundation.

(b)           The principal business address of the O’Connell Entities is 515 South Figueroa Street, Suite 1050, Los Angeles, California 90071.  The principal business address of Legion Partners, Mr. Kiper and Mr. Vizi is 1247 Stoner Avenue, #207, Los Angeles, California 90025.  The principal business address of Mr. Ballou is 301 Via Linda, Palm Beach, FL 33480.

(c)           The principal business of IRS 19 is making, holding and disposing of various investments. The principal business of the Foundation is promoting charitable purposes. The principal business of M2O is to serve as general partner of IRS 19 and other affiliated partnerships. The principal business of the Trust is to hold various investments. Mr. O’Connell’s principal employment is as the Chief Executive Officer and a Director of M2O, a Trustee of the Trust and the Secretary, Chief Financial Officer and a Director of the Foundation.  The principal business of Legion Partners is managing investments in securities.  The principal occupation of each of Messrs. Kiper and Vizi is serving as partners of Legion Partners.   The principal occupation of Mr. Ballou is serving as a director of Fox Chase Bancorp, Inc., a holding company for Fox Chase Bank, a federal savings bank, and as a director of and Alliance Data Systems Corporation.   The principal business address of Fox Chase Bancorp, Inc. is 4390 Davisville Road, Hatboro, PA 19040.  The principal business address of Alliance Data Systems Corporation is 7500 Dallas Parkway, Suite 700, Plano, TX 75024.

CUSIP NO. 749360400

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of IRS 19, the Foundation, and M2O is organized under the laws of Delaware.  Legion Partners is organized under the laws of Delaware.  Each of Messrs. O’Connell, Kiper, Vizi, and Ballou and each person listed on Schedule A is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,178,332 Common Shares owned directly by the IRS 19 is approximately $6,319,698, including brokerage commissions.  Such Common Shares were acquired with the working capital of IRS 19.

The aggregate purchase price of the 266,074 Common Shares owned directly by the Foundation is approximately $1,358,069, including brokerage commissions.  Such Common Shares were acquired with the working capital of the Foundation.

The aggregate purchase price of the 22,000 Common Shares owned directly by Mr. Kiper is approximately $126,694, including brokerage commissions.  Such Common Shares were acquired with Mr. Kiper’s personal funds.

The aggregate purchase price of the 1,000 Common Shares owned directly by Mr. Vizi is approximately $4,478.64, including brokerage commissions.  Such Common Shares were acquired with Mr. Vizi’s personal funds.

IRS 19 effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

CUSIP NO. 749360400

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 2, 2013, the Reporting Persons delivered a letter to the Issuer nominating Roger H. Ballou and Bradley Vizi (together, the “Nominees”), as set forth therein, for election to the Board at the Issuer’s 2013 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”), and notifying the Issuer as to the submission of three business proposals to be presented at the Annual Meeting.  The Reporting Persons propose that (i) the Board amend Sections 4.03(a) and (b) of the Company’s Amended and Restated Bylaws (the “Bylaws”) to eliminate the classification of the Board and require that all directors stand for election annually, (2) the Board amend Section 4.02(d) of the Bylaws to provide that director nominees be elected by the affirmative vote of the majority of votes cast at an annual meeting of stockholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats, and (3) the Board adopt a policy that the Board’s Chairman be an independent director according to the definition set forth in the NASDAQ listing standards. The Reporting Persons intend to engage in discussions with management, the Board and stockholders of the Issuer regarding the nomination of directors at the Annual Meeting, the composition of the Issuer’s Board generally, and the business proposals they seek to bring forth at the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Shares reported owned by each person named herein is based upon 12,031,274 Common Shares outstanding as of November 6, 2012, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012.

As of the close of business on December 31, 2012, IRS 19 beneficially owned 1,178,332 Common Shares, constituting approximately 9.8% of the Common Shares outstanding.  By virtue of their relationships discussed in further detail in Item 2, IRS 19, M2O, the Trust and Mr. O'Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by IRS 19 and Legion Partners, Mr. Kiper and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by IRS 19.

As of the close of business on December 31, 2012, the Foundation beneficially owned 266,074 Common Shares, constituting approximately 2.2% of the Common Shares outstanding. By virtue of their relationships discussed in further detail in Item 2, Mr. O’Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by the Foundation and Legion Partners, Mr. Kiper and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by the Foundation.

As discussed in Item 6 below, IRS 19 and the Foundation have entered into an investment advisory agreement with Legion Partners, pursuant to which Mr. Kiper and Mr. Vizi on behalf of Legion Partners, exclusively manage IRS 19’s and the Foundation’s investment in Common Shares and have certain discretion to purchase or sell Common Shares but do not have any right to vote the Common Shares. As a result, Legion, Mr. Kiper and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by IRS 19 and the Foundation.

As of the close of business on December 31, 2012, Mr. Kiper directly owned 22,000 Common Shares, constituting less than 1.0% of the Common Shares outstanding and Mr. Vizi directly owned 1,000 Common Shares, constituting less than 1.0% of the Common Shares outstanding.  Mr. Kiper and Mr. Vizi each disclaims beneficial ownership of the Common Shares held by each other.

CUSIP NO. 749360400

Neither Mr. Ballou nor any person listed on Schedule A hereto owns any Common Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Common Shares owned by the other Reporting Persons.  The filing of this Amendment No. 5 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b)           Each of IRS 19, M2O, the Trust and Mr. O'Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by IRS 19. The Foundation and Mr. O’Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by the Foundation. Legion Partners, Mr. Kiper and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by IRS 19 and the Foundation.  Each of Messrs. Kiper and Vizi has sole voting and dispositive power over the Common Shares he owns directly.

(c)           The transactions in the Common Shares by the Reporting Persons since the filing of Amendment No. 4 are set forth on Schedule B and are incorporated herein by reference.  All such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

IRS 19 and Foundation entered into an investment advisory agreement, effective October 28, 2011, with Stonnington Group, LLC.   This investment advisory agreement was subsequently terminated and substantially the same investment advisory agreement was entered into with Legion Partners, effective October 5, 2012.  Pursuant to the investment advisory agreement, Legion Partners will manage IRS 19’s and the Foundation’s investment in the Company.  Legion Partners is entitled to receive a performance-based fee with respect to such investment of 20% of the gain on net investment profits above 10%.  Legion Partners is also entitled to a management fee. Mr. Kiper’s and Mr. Vizi’s compensation is related to such fees. A copy of the form of investment advisory agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 2, 2013, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) IRS 19 agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation, subject to certain limitations.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 749360400

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Form of Investment Advisory Agreement.

99.2
Joint Filing and Solicitation Agreement by and among IRS Partners No. 19, L.P., the Leonetti/O’Connell Family Foundation, M2O, Inc., the Michael F. O’Connell and Margo L. O’Connell Revocable Trust, Michael O’Connell Legion Partners Asset Management LLC, Christopher S. Kiper, Bradley Vizi, and Roger Ballou, dated January 2, 2013.

CUSIP NO. 749360400

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2013

IRS PARTNERS NO. 19, L.P.

By:	M2O, Inc., its General Partner

By:	/s/ Michael O’Connell
	Name:	Michael O’Connell
	Title:	Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Michael O’Connell
	Name:	Michael O’Connell
	Title:	Secretary, Chief Financial Officer and Director

M2O, INC.

By:	/s/ Michael O’Connell
	Name:	Michael O’Connell
	Title:	Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Michael O’Connell
	Name:	Michael O’Connell
	Title:	Trustee

/s/ Michael O’Connell
Michael O’Connell

CUSIP NO. 749360400

Legion Partners Asset Management, LLC

By:	/s/ Bradley Vizi
	Name:	Bradley Vizi
	Title:	Partner

/s/ Christopher Kiper
Christopher Kiper

/s/ Bradley Vizi
Bradley Vizi

/s/ Roger Ballou
Roger Ballou

CUSIP NO. 749360400

SCHEDULE A

Directors and Executive Officers of M2O

Name and Position	Present Principal Occupation	Business Address
Michael F. O’Connell, Chief Executive Officer and Director	Chief Executive Officer and Director of M2O, a Trustee of the Trust and the Chief Financial Officer and a Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Margo L. O’Connell, Director	Trustee of the Trust and President and a Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Michael-Kevin O’Connell, Chief Financial Officer, Managing Director, and Director	Chief Financial Officer, Managing Director and Director of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Cara L. Esposito, Director	Executive Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Caoilionn O’Connell, Director	Director of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Paul Werts, Treasurer	Treasurer of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071

Directors and Executive Officers of the Foundation

Name and Position	Present Principal Occupation	Business Address
Michael F. O’Connell, Chief Financial Officer and a Director	Chief Executive Officer and Director of M2O, a Trustee of the Trust and the Chief Financial Officer and a Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Margo L. O’Connell, President and Director	Trustee of the Trust, President and a Director of the Foundation, Director of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Cara L. Esposito, Executive Director	Director of M2O and Executive Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071

CUSIP NO. 749360400

SCHEDULE B

Transactions in the securities of the Issuer since the filing of Amendment No. 4

Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
IRS PARTNERS NO. 19, L.P.
620	$5.50	09/27/2012
4,500	$5.49	09/27/2012
7,000	$5.52	09/27/2012
9,100	$5.56	10/01/2012
26,600	$5.51	11/14/2012
3,610	$5.51	11/14/2012
772	$5.51	11/14/2012
4,000	$5.51	11/14/2012
1,000	$5.51	11/14/2012
1,000	$5.55	11/16/2012
20,100	$5.55	11/16/2012